Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18 I CH-3280 Murten I Schweiz
P +41 (0)26 672 71 11 I F +41 (0)26 670 10 38 I www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety


03050799

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


SEC MAIL
RECEIVED
MAY 05 2003
WASH. D.C.
180
SECTION

Murten, 27.03.2003
Preben Sundenaes I preben.sundenaes@saia-burgess.com
P +41 (0) 26 672 75 27 I F +41 (0) 26 670 10 38

SUPPL

Rule 12g3-2(b) File No. 82-4810

Dear Sirs,

The enclosed press release, shareholders letter as well as Annual Report 2002 are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Saia-Burgess Electronics Holding AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Preben Sundenaes
Group Finance Director

dlw 5/29

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Switzerland
T +41 (0)26 672 71 11 | F +41 (0)26 670 10 38 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Press Release

Saia-Burgess is bearing up well under turbulent conditions

Sales, EBITA and net income increased – cautiously optimistic for 2003

Against an extremely difficult economic background, the Saia-Burgess Group clearly surpassed its previous year's figures: Sales increased by 2.2 percent to CHF 468.9 million, after currency adjustments, sales increased by 5.3 percent to CHF 483.0 million. EBITA increased by 5.9 percent to CHF 42.5 million and EBITA margin also increased accordingly to 9.1 percent (previous year: 8.7 percent). Net income increased by 23.1 percent to CHF 22.9 million. An unchanged dividend of CHF 10.- will be proposed to the Annual General Meeting. Without fundamental changes Saia-Burgess is confident to slightly exceed last year's sales and income figures.

Organic growth

The sales increase of 2.2 percent to CHF 468.9 million or, after currency adjustments, of 5.3 percent to CHF 483.0 million (previous year: CHF 458.6 million) came wholly as a result of organic growth. EBITA (earnings before interest, tax and amortisation) increased by 5.9 percent to CHF 42.5 million (CHF 40.1 million). Net income increased by 23.1 percent to CHF 22.9 million (CHF 18.6 million). Equity ratio improved to 38.3 percent (31.9 percent). Earnings per share reached CHF 37.71 (CHF 30.55) and equity per share CHF 228.18 (CHF 196.30).

The Board or Directors will propose to the Annual General Meeting on May 8, 2003 an unchanged dividend of CHF 10 per registered share. This puts the payout ratio at 26.5 percent (32.7 percent).

Variable market performance compensated

Saia-Burgess sees the overall encouraging nature of Group results as the result of its strategic risk diversification. Daniel Hirschi, the CEO, states: "Across the markets and geographical regions where we operate, it was possible to compensate for occasionally patchy performance reflected in figures across the three Divisions."

The Automotive Division, predominantly active in Europe, benefited on the one hand from further growth in the comfort and safety related fields of air-conditioning equipment and headlight adjustment, and on the other hand from increasing sales in the luxury car segment, despite a slight decline in the overall number of vehicles produced. Sales compared with the previous year rose by 13.5 percent to CHF 233.2 million (CHF 205.4 million), EBITA increased by 24.6 percent to CHF 20.0 million (CHF 16.0 million).

The Industry Division, with its main geographical presence in Europe and North America, reported declining figures: sales were 7.3 percent lower than the previous year at CHF 193.1 million (CHF 208.2 million) and EBITA 5.1 percent lower at CHF 15.9 million (CHF 16.7 million). After currency adjustments, sales amounted to CHF 202.3 million. Whereas in Europe business was maintained at roughly the level of the previous year, the Division was confronted with an extremely difficult economic situation in North America.

The Controls Division, which trades exclusively in Europe, despite difficult conditions, was able to hold its ground better than the overall trend in this industry with a reduction of 5.2 percent. The Division was adversely affected by the sluggishness of the capital goods area and a weak construction sector. Despite the reduction in sales, turnover only fell to CHF 42.6 million (CHF 45.0 million). EBITA fell compared with the previous year by 26.0 percent to CHF 2.6 million (CHF 3.6 million).

Long-term growth strategy

The foundation for the further expansion of the Saia-Burgess Group is the long-term growth strategy, which Andreas Ocskay, Chairman of the Board of Directors, summarises as follows: "to expand our market position by developing selected market segments intensively, plus specific acquisitions to strengthen geographical presence and further extend our technological leadership position." Depending on the prevailing economic situation, market developments and currently available acquisitions, there will be from year to year a differing focus on the implementation of the strategy. Whereas during 2002 the emphasis was plainly on organic growth, towards the end of last year and the start of the current year, we were able to introduce various measures that should ensure added growth in the future.

Cautious optimism for 2003

Unless there are fundamental changes to the markets in which we operate and large currency impacts Saia-Burgess expects sales and income figures for the current year to be slightly above those of the previous year. Constant improvements to production processes and significant investment in research and development will contribute to this as much as the attractive products and projects of our three divisions, which will start to contribute in the second half of the year.

In the Automotive Division these will be subsystems for a new generation of locking systems, motors for new applications in headlight adjustment and a new generation of actuators for air-conditioning equipment.

In the Industry Division, the integration of Cetronic's production will allow expansion of electronic manufacturing and with it the launch of new applications in which electronics will have a larger share. The expansion of geographical presence, with increased activities in Asia and Russia, will influence the Division's growth positively in the medium term.

The Controls Division, with its new decentralised controllers based on programmable logic control (PLC) technology, has products with communications capabilities that are well above the market standard and have a major future potential. In 2003 we will further invest in technology and in the product portfolio.

Murten, March 25, 2003

Further information

Presentation of results to media and investors, today, 25.03.2003, 09.30 hrs
at SWX, Zurich
Contact person for shareholders, Media and analysts:
Valeria Poretti-Rezzonico, Head of Corporate Communications
v.poretti@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telefon +41 26 672 72 04, Fax +42 26 670 10 38
www.saia-burgess.com

Saia-Burgess Group

Saia-Burgess whose headquarters are in Murten, Switzerland has its own production locations in Europe, North America and Asia. The Group focuses on strong growth segments in the automotive and industrial areas, and on building automation. The product emphasis is on the development and production of switches, sensors, motors, solenoids, electronic controllers and subsystems. In the 2002 financial year, Saia-Burgess, which is quoted on the SWX, achieved sales of CHF 468.9 million.

Agenda

22.04.03	Sales announcement, 1st quarter 2003
08.05.03	Annual General Meeting in Murten
05.08.03	Interim Report, 2003
21.10.03	Sales announcement, 3rd quarter 2003

Key figures

CHF million	2002	2001	+/- (%)
Sales	**468.9**	**458.6**	**+2.2**
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	**66.2**	**62.0**	**+6.9**
as % of sales	14.1	13.5	
Earnings before interest, taxes and amortisation (EBITA)	**42.5**	**40.1**	**+5.9**
as % of sales	9.1	8.7	
Earnings before interest and taxes (EBIT)	**37.5**	**35.1**	**+7.0**
as % of sales	8.0	7.7	
Net income	**22.9**	**18.6**	**+23.1**
as % of sales	4.9	4.1	
Balance sheet total 31.12.	**363.7**	**375.6**	
Equity 31.12.	**139.4**	**119.7**	
Self-financing level as %	38.3	31.9	
Average number of employees	**2'841**	**2'898**	**-2.0**
Number of registered shares at 31.12. (CHF 50 face value)	**610'750**	**610'750**	
Earnings per share in CHF	37.71	30.55	
Earnings per share diluted in CHF	37.68	30.49	
Equity per share in CHF	228.18	196.30	
Dividend per share in CHF	10.00[1]	10.00	
Payout ratio as %	26.5	32.7	

[1] Proposal to Annual General Meeting on 08.05.03

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Switzerland
T +41 (0)26 672 71 11 | F +41 (0)26 670 10 38 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Letter to Shareholders

Murten, March 25, 2003

Bearing up well under turbulent conditions

Dear Shareholder,

We are pleased to enclose our **2002 Annual Report**. Against an extremely difficult economic background we managed clearly to surpass our previous year's figures: Sales increased by 2.2 percent to CHF 468.9 mio. (previous year: CHF 458.6 Mio.), after currency adjustments, sales increased by 5.3 percent to CHF 483.0 mio. The increase in sales came wholly as a result of organic growth.

EBITA (Earnings before interest, tax and amortisation) increased by 5.9 percent to CHF 42.5 mio. (CHF 40.1 mio.) and EBITA margin also increased accordingly to 9.1 percent (8.7 percent). Net income increased by 23.1 percent to CHF 22.9 mio. (CHF 18.6 mio.).

Variable market performance compensated
The satisfactory group results are the result of our strategic risk diversification. Across the markets and geographical regions where we operate, it was possible to compensate for occasionally patchy performance reflected in the figures across the group's three divisions.

The Automotive Division, predominantly active in Europe, benefited from both the continued growth in the comfort and safety related fields of air-conditioning equipment and headlight adjustment and also from increasing sales in the luxury car segment, despite a slight decline in the overall number of vehicles produced.
Sales compared with the previous year rose by 13.5 percent to CHF CHF 233.2 mio. (CHF 205.4 mio.), EBITA by 24.6 percent to CHF 20.0 mio. (CHF 16.0 mio.).

The Industry Division, with its main geographical presence in Europe and North America, reported declining figures: sales were 7.3 percent lower than the previous year at CHF 193.1 mio. (CHF 208.2 mio.) and EBITA 5.1 percent lower at CHF 15.9 mio. (CHF 16.7 mio.). After currency adjustments, sales amounted to CHF 202.3 mio. Whereas in Europe we maintained business at roughly the level of the previous year, in North America our business was confronted with an extremely difficult economic situation.

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Switzerland
T +41 (0)26 672 71 11 | F +41 (0)26 670 10 38 | www.saia-burgess.com

The Controls Division, which trades exclusively in Europe, despite difficult conditions, was able to hold its ground better than the overall trend in this industry with a reduction of 5.2 percent in sales. The Division was adversely affected by the sluggishness of the capital goods area and a weak construction sector. Despite the reduction in sales, turnover only fell to CHF 42.6 mio. (CHF 45.0 mio.). EBITA fell compared with the previous year by 26.0 percent to CHF 2.6 mio. (CHF 3.6 mio.).

Long-term growth strategy

The foundations of our long-term growth strategy have now been laid: to expand our market position by developing selected market segments intensively, plus specific acquisitions to strengthen geographical presence and further extend our technological leadership position.

Depending on the prevailing economic situation, market developments and currently available acquisitions, there will be from year to year a differing focus on the implementation of the strategy. Whereas during 2002 the emphasis was plainly on organic growth, towards the end of last year and the start of the current year, we were able to introduce various measures that should ensure added growth in the future:

- As of September 30, 2002 we acquired the assets of TH-Contact AG in Reinach/BL. The industrial switches manufactured by TH-Contact provide an ideal addition to our product range.
- With effect from beginning of January 2003 we acquired 20 percent of the shares in Cetronic AG in Kirchberg/BE. Cetronic specialises in the development and production of electronic subsystems for the industrial market. Through this acquisition, which is consistent with our strategy and accompanied by an option to acquire the remaining shares within one year, we have further enhanced our expertise in electronics.

Unchanged dividend

The Board of Directors will propose to the Annual General Meeting on May 8, 2003 an unchanged dividend of CHF 10.— per registered share. This puts the payout ratio at 26.5 percent (32.7 percent).

Cautious optimism for 2003

Unless there are fundamental changes to the markets in which we operate and large currency impacts we expect sales and income figures for the current year to be slightly above those of 2002. Constant improvements to production processes and significant investment in research and development will contribute to this as much as the attractive products and projects of our three Divisions, which will start to contribute in the second half of the year.

In the Automotive Division these will be subsystems for a new generation of locking systems, motors for new applications in headlight adjustment and a new generation of actuators for air-conditioning equipment.

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Switzerland
T +41 (0)26 672 71 11 | F +41 (0)26 670 10 38 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

In the Industry Division, the integration of Cetronic's production will allow expansion of electronic manufacturing and with it the launch of new applications in which electronics will have a larger share. The expansion of geographical presence, with increased activities in Asia and Russia, will influence the Division's growth positively in the medium term.

The Controls Division, with its new decentralised controllers based on programmable logic control (PLC) technology has products with communications capabilities that are well above the market standard and have a major future potential. In 2003 we will further invest in technology and in the product portfolio.

We kindly invite you to visit our home page under www.saia-burgess.com where you will find updated information about our Group.

We thank you very much for your confidence in Saia-Burgess.

Yours faithfully,





Andreas Z. Ocskay
Chairman of the Board of Directors

Daniel Hirschi
Chief Executive Officer

Agenda

22.04.03	Announcement of sales figures for 1st quarter 2003
08.05.03	Annual General Meeting in Murten
05.08.03	Interim Report 2003
21.10.03	Announcement of sales figures for 3rd quarter 2003